Exhibit 99.2

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tel.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5,909,418,282.50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total launches an innovative campaign for its employees:

an exclusive offer to promote renewable energy and energy efficiency

Paris, May 22 2012 - Total and the company’s representative trade unions have signed an agreement to promote energy efficiency and the transition towards renewable energy among its employees. This programme is designed to provide concrete support for the personal effort of employees to improve the energy efficiency of their home and reduce their carbon emissions. It is part of the Group’s sustainable development strategy.

The launch of an offer of photovoltaic solar panels forms the first stage of this innovative campaign. It is aimed at all the employees of Total in France, over 40,000 people, who wish to equip their principal or secondary home with a photovoltaic array. The key points are:

•	a reduced system cost of up to 15 percent compared to market prices;

•	an exceptional Group discount of €1,500;

•	a bank loan at an attractive rate;

•	a sponsorship offer giving the possibility for each employee to allow their relatives and friends to benefit from the same preferential rate.

The Total photovoltaic solar offer is based on a turnkey system solution developed by its subsidiary SunPower, the pivot of the Group’s solar activities. It consists of SunPower® panels, a structure and an inverter. The SunPower’s solar solution is the most efficient in the world with its high-performance monocrystalline solar cells that are up to 50 percent more energy efficient than conventional cells. Moreover, the elegant and simple design of the SunPower solar panels meets a householder’s requirements in terms of aesthetic appeal.

“Supporting our employees with their ability to gain access to renewable energy and energy savings, and making them ambassadors to promote them in their entourage is a meaningful gesture that expresses the commitment of Total to sustainable development,” explains François Viaud, Senior Vice President Human Resources of Total. “Total is resolutely committed to becoming one of the world’s leading players in the field of solar energy; in France in particular, where Total plays an outstanding role as the top employer in the solar industry, with two factories manufacturing solar panels and hiring more than 400 workers.”

During the second half of 2012, the second stage of the campaign will be dedicated to the energy efficiency of their home.

More information on:

www.offresolaire.total.com

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tel.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5,909,418,282.50 euros

542 051 180 R.C.S. Nanterre

www.total.com

About Total

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow.

Total is striving to diversify its supply to help meet growing energy demand in the long term. The Group, with SunPower and its affiliate Tenesol, is a world leader in solar energy. Additionally, Total is actively engaged in many R&D projects focusing on renewable energies, in particular solar energy and biomass.

For more information, visit www.total.com

About SunPower Corp.

SunPower Corp. (NASDAQ: SPWR) designs, manufactures and delivers the highest efficiency, highest reliability solar panels and systems available today. Residential, business, government and utility customers rely on the company’s quarter century of experience and guaranteed performance to provide maximum return on investment throughout the life of the solar system. Headquartered in San Jose, Calif., SunPower has offices in North America, Europe, Australia, Africa and Asia. For more information, visit www.sunpowercorp.com

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com